Monthly Report - March, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        1,791,434       11,273,121
Change in unrealized gain (loss) on open            1,324,409      (1,157,609)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.       (138,160)         (73,942)
      Treasury obligations
Interest Income 			              126,447          333,145
Foreign exchange gain (loss) on margin deposits        35,290          143,304
				                 ------------    -------------
Total: Income 				            3,139,420       10,518,019

Expenses:
   Brokerage commissions 		            1,021,540        3,058,511
   Management fee 			               47,508          131,123
   20.0% New Trading Profit Share 	               60,850          199,738
   Custody fees 		       	               10,918           10,918
   Administrative expense 	       	              100,104          298,537
					         ------------    -------------
Total: Expenses 		                    1,240,920        3,698,827
Net Income(Loss)			   $        1,898,500        6,819,192
for March, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (177,702.654    $     4,509,532    220,464,022    224,973,554
units) at February 28, 2017
Addition of 		 	          1,093      3,150,794      3,151,887
2,099.067 units on March 1, 2017
Redemption of 		 	              0    (4,936,729)    (4,936,729)
(3,581.887) units on  March 31, 2017*
Net Income (Loss)               $        58,888      1,839,612      1,898,500
for March, 2017
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2017
(176,273.171 units inclusive
of 53.337 additional units) 	      4,569,513    220,517,699    225,087,212
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2017 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       0.77% 	   2.88%  $    1,230.59	  156,779.477 $   192,931,703
Series 2       0.91% 	   3.19%  $    1,570.82	        6.799 $        10,680
Series 3       0.92% 	   3.24%  $    1,595.32	   16,256.593 $    25,934,444
Series 4       1.31% 	   4.54%  $    1,922.54	    3,230.302 $     6,210,385

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




						April 17, 2017
Dear Investor:

Profits in March were due to gains from trading equity futures which outweighed losses from trading interest rate futures and currencies. Trading of commodity futures was slightly unprofitable as gains from trading grains and softs were outweighed by losses from trading energy and metals.

The markets adjusted to the expected rate hike from the Federal Reserve, with yields falling before flattening out later in the month. Meanwhile, political risks from upcoming French elections and looming Brexit and other possible referenda meant continued uncertainty. The Trust's long futures positions in several U.S. and European interest rate instruments were unprofitable, while long positions in Japanese, UK Gilt and Euro Buxl instruments were among those that partially mitigated the loss.

After a long absence, volatility returned to the U.S. equity markets in late March amid President Trump's failure to pass legislation, while many European markets rose after a loss by the populist Geert Wilders in Holland and some polls showing Le Pen's party was less likely to be victorious in upcoming elections in France. Nearly all of the Trust's stock index futures positions were profitable, led by gains from long positions in French, Spanish and German futures. A short VIX position was profitable as well.

Currency trading was fractionally unprofitable as the U.S. dollar fell versus a broad basket of non-U.S. currencies in March, although losses from the dollar's decline were tempered in the last week of the month. Short dollar trades versus the currencies of Mexico, India and Russia were profitable, while trades versus the currencies of Canada, New Zealand and UK were unprofitable, as were dollar and Norwegian krone trades versus the Euro.

Efforts by OPEC to cut production seemed to have little effect on prices as some U.S. shale producers were tempted back into the market and China imports seemed to fall. Prices recovered somewhat at the end of the month in anticipation of further meetings between OPEC and other nations. Losses from crude oil and RBOB gasoline futures trading in particular overwhelmed gains from grain and soft commodity futures, including from short wheat, sugar and soybean positions. Trading of metals was unprofitable, primarily from losses in copper and silver. Livestock trading was essentially flat.



				  Very truly yours,


				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman